ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-200212 Dated May 6, 2015

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Media release

Media release: May 6, 2015

UBS ETRACS LAUNCHES 2X LEVERAGED MSCI US REIT INDEX ETN

OFFERING SIGNIFICANT MONTHLY INCOME POTENTIAL

ETRACS Monthly Pay 2xLeveraged MSCI REIT US INDEX ETN

New York, May 6, 2015 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS Monthly Pay 2xLeveraged MSCI US REIT Index ETN (NYSE Arca®: LRET), which is linked to the monthly compounded 2x leveraged performance of the MSCI US REIT Index (the “Index”).

LRET Profile

Underlying Index:	MSCI US REIT Index

2x Index Yield:*	7.45%

Income Potential:	Variable monthly coupon linked to 2 times the cash distributions, if any, of the Index constituents

*This figure is equal to two times the Index Yield calculated as of April 30, 2015 by the sponsor of the Index, MSCI. Investors are not guaranteed any coupon or distribution amount under the ETN.

LRET Offers Investors:

●	Monthly compounded 2x leveraged exposure to the MSCI US REIT Index, less investor fees.

●	Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

●	Leverage that is reset monthly, not daily.

“We are pleased to add another innovative product to our suite of ETNs”, said Christopher Yeagley, Head of ETRACS. “We expect LRET to provide significant income potential.”

About the MSCI US REIT Index

The MSCI US REIT Index is a free float-adjusted market capitalization weighted index that is comprised of equity REIT securities. The Index includes securities with exposure to core real estate (e.g. residential and retail properties) as well as securities with exposure to other types of real estate (e.g. casinos and theaters). The index was created on June 20, 2005, and therefore, has no performance history prior to that date.

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Top 10 Index Constituents

Name	Ticker	% Weight
SIMON PROPERTY GROUP	SPG	8.48%
PUBLIC STORAGE	PSA	4.04%
HEALTH CARE REIT	HCN	3.74%
EQUITY RESIDENTIAL	EQR	3.74%
VENTAS INC	VTR	3.30%
AVALONBAY COMMUNITIES	AVB	3.21%
PROLOGIS	PLD	3.04%
BOSTON PROPERTIES	BXP	3.00%
HCP	HCP	2.77%
VORNADO REALTY TRUST	VNO	2.64%

Source: MSCI US; Top 10 of 140 constituents as of March 31, 2015

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com or download the ETRACS Full ETN List.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

●	Convenience of an exchange-traded security
●	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The MSCI information may only be used for your internal use, may not be reproduced or redisseminated in any form and may not be used as a basis for or a component of any financial instruments or products or indices. None of the MSCI information is intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and may not be relied on as such. Historical data and analysis should not be taken as an indication or guarantee of any future performance analysis, forecast or prediction. The MSCI information is provided on an “as is” basis and the user of this information assumes the entire risk of any use made of this information. MSCI, each of its affiliates and each other person involved in or related to compiling, computing or creating any MSCI information (collectively, the “MSCI Parties”) expressly disclaims all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non infringement, merchantability and fitness for a particular purpose) with respect to this information. Without limiting any of the foregoing, in no event shall any MSCI Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost

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profits) or any other damages. The product(s) referred to herein is not sponsored, endorsed, issued, sold or promoted by MSCI. (www.msci.com).

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Its business strategy is centered on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook.

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